Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File Number: 000-09992

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EDITED TRANSCRIPT

LRCX - Lam Research Corp at UBS Global Technology Conference

EVENT DATE/TIME: NOVEMBER 16, 2015 / 09:15PM GMT

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

CORPORATE PARTICIPANTS

Doug Bettinger Lam Research - EVP, CFO

Satya Kumar Lam Research - VP, IR

CONFERENCE CALL PARTICIPANTS

Stephen Chin UBS - Analyst

PRESENTATION

Stephen Chin - UBS - Analyst

Good afternoon, everybody. Thanks for joining us for day one of our UBS Technology Conference. I’m Stephen Chin, I’m the semiconductor and semi-cap equipment analyst here at UBS, and I’m pleased to welcome our next company on our schedule. We have Lam Research this afternoon, and from Lam, we’re pleased to have Doug Bettinger, the Company’s Executive Vice President/CFO as well as Satya Kumar, the Company’s VP of Investor Relations join us. So, with that, thank you Doug, Satya, for joining us today.

Doug Bettinger - Lam Research - EVP, CFO

Thanks for having us, Stephen. Happy to be here.

Stephen Chin - UBS - Analyst

Great. So, I thought we would just host a fireside chat session, and we could save time for you all to ask some questions at the end if you have any. But to start us off, I thought, Doug, it would be great if you could maybe recap some of the high-level views on why Lam is combining with KLA Tencor?

Doug Bettinger - Lam Research - EVP, CFO

Absolutely.

Stephen Chin - UBS - Analyst

Maybe touch upon some of the demand drivers for semi-cap equipment with these new technology inflections, and then maybe talk about some of the financial targets the Company’s hit, and will try to hit in the future? And then, again, we’ll take some time for folks to ask some questions.

So, I’m going to turn it over to Doug, and then we’ll get to some of the follow-up questions.

Doug Bettinger - Lam Research - EVP, CFO

Okay, very good. Again, thank you for joining us today. The first thing, and I always keep my attorneys happy, is please have a look at the forward-looking statements. Anything I say today that is not a historical statement has a forward-looking aspect to it, and please have a look at the 10-K for the qualifying language around that, okay? So, Sarah O’Dowd, my GC, will be very happy that I did that.

First, maybe I’ll talk a little bit about the merger of KLA Tencor with Lam Research. First, very strategic deal from our perspective, a deal that when we look at some of the challenges the industry is facing around dimensionality and 3D NAND, multi-patterning error, the requirement, the need to control some of that drift in multi-patterning, this is the right deal at the right time. So, the combination of the two companies, we believe, will be uniquely positioned to help solve some of the industry’s most significant challenges as we go forward, and I’m sure Stephen, you’ll ask me a little bit more about that as we unfold here.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

It’s a $10.6 billion equity deal, which we expect to finance, a combination of cash on the balance sheet, $1.9 billion, new debt raise $3.9 billion and issuing approximately 80 million new shares. So, very excited about the prospects. We communicated a target and an objective of revenue synergies by 2020 of $600 million, cost synergies of $250 million within 18 to 24 months. So, that’s a little bit of the numbers around the deal. Expectation that the deal closes middle part of next year, and I think we’re well-positioned for that. But, those are the high-level kind of metrics of the deal.

And like I said, very strategic deal. When we think about some of the challenges we see in front of us, we think very well, this will position us really, really well, and I’d like to think that what we saw in 2012 when we brought Lam and Novellus together in terms of synergistic product development opportunity very much applies here. So, I’ll pause with that, that introduce the deal anyway, and we can go into some of your Q&A, Stephen.

QUESTION AND ANSWER

Stephen Chin - UBS - Analyst

Yes, thanks, Doug, for that introduction on the Lam/KLA combination. Maybe to start off with, you know, it sounds like you’re getting into this new market of inspection, but if you can just take a step back and talk a little bit about the growth of the Lam core business, of deposition and etch, you’ve been executing quite well in that business — granted, KLA’s getting into a new market, but maybe you just remind us how the core deposition, etch business is doing? And, how this acquisition is synergistic to those growth opportunities?

Doug Bettinger - Lam Research - EVP, CFO

Sure, happy to talk a little bit about that. Those of you that have followed the Company for a while know, we talk about these technology inflections, of which there are four, which is FinFET, multi-patterning, 3D NAND, and advanced packaging. We describe these, we’ve been talking about them I don’t know, three or four years at this point. Changes in the industry, from an architectural standpoint, that are benefiting our markets of etch and deposition. When we look at this between 2013 and 2018, our market is growing by nominally $3 billion. So, function of right place at the right time, enabling these transitions which are etch- and deposition-intensive.

When you look at what the Company has done over the last — we’re going on three years, now — we’ve grown at about 20% a year, third consecutive year, in an industry that has grown at certainly less than half of that. So, these technology inflections are benefiting our business, on top of the fact that our market is growing, we’re gaining share in these transitions, a point or two of etch and deposition share the last several years, pretty consistently, such that you’ve really seen fundamental outperformance in our business. You’ve seen it from a shipment, from a revenue standpoint, and from a scalability at the bottom line profitability.

Last quarter, just to kind of get your head wrapped around how big the Company is, shipments in the $1.6 billion range, 23% to 24% operating income. The Company is really performing quite well, Stephen. And really excited about kind of the future prospects of these transitions. So, as we look at the industry today, the inflections represent 28% or so of the industry spending. As we look forward to 2017 and 2018, we believe it will be over half. So, while these inflections have benefited our business over the last three years, it by no means is coming to a pause. There are many years of growth in front of us around what’s going on, here.

Stephen Chin - UBS - Analyst

Thanks, thanks for sharing that detail on the core business. Just to follow up on the Lam/KLA combination, if you look at historically Lam’s shipments to customer type, you’ve benefited tremendously from some of the initial 3D NAND flash build-outs. Part of the KLA combination was some revenue diversity, perhaps for the logic foundry market. But, it’s not just revenue diversity. It sounds like there’s tremendous opportunity still in multiple patterning that perhaps this combination of companies can address, to 7 nanometer?

Doug Bettinger - Lam Research - EVP, CFO

Yes, Stephen, you get some of the technical challenges in terms of edge placement, or in being able to control some of the errors inherent in the manufacturing process. Process and process control being in one place are going to enable us to deliver greater capability than we would be able to do separately. It’s very much like you go back to 2012 when we brought Lam and Novellus together, we saw the inter-relationship between etch and deposition. We see a similar thing between process and process control.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Some of the biggest challenges in the industry are around multi-patterning, it’s also around dimensionality in 3D NAND. We believe the combination of these two companies will uniquely position us to deliver a result to customers that will be very differentiated.

Stephen Chin - UBS - Analyst

Okay. Thanks for sharing that. In terms of the — something you mentioned in the opening remarks, some of the targets that you think Lam might be able to achieve after combining with KLA, perhaps if WFE is, $35 billion, the combined company could do $10 billion in combined revenues, operating margin —?

Doug Bettinger - Lam Research - EVP, CFO

Yes, I described a financial model, an early financial model, of a combined company in 2017-2018 with the assumption of an industry spending level of $35 billion, so a little bit above where it is next year, we believe, where the combined company is about a $10 billion company, and operating income of roughly 27%. So, the scale and scope of the combined company, quite strong in terms of just size of the company. Also, when you look historically at where we have been strong, Lam Research has had a little stronger presence in memory. KLA Tencor’s had a little bit stronger presence in foundry and logic. When you put the two together, day one pretty good diversification across the totality of our business, on day one. Now, at Lam, we’ve been talking about one of the largest inflections is actually, in foundry and logic, it’s FinFET. And the step from 28 nanometer down to 16 to 10, enabled by multi-patterning, our business was benefiting from that anyway. This just accelerates the diversification of where we will be strong.

Stephen Chin - UBS - Analyst

Now, historically Lam has executed quite well, whether it’s quarterly targets, whether it’s the Lam/Novellus acquisition. So, when you typically lay out targets, how should we think about perhaps Lam exceeding these targets, some upside to these targets? Typically —

Doug Bettinger - Lam Research - EVP, CFO

I just gave you the model, and you want it better already!

Stephen Chin - UBS - Analyst

That’s the way the question will get asked.

Doug Bettinger - Lam Research - EVP, CFO

You know, I think, so I’ve been with the Company about three years. When I look at the last two years, anyway, of that three, we have raised the financial model every year. We have seen these inflections getting to be a bigger and bigger driver of our business. But, having said all that, when I give you a set of numbers, it’s what the Company really thinks is achievable on the day we put them out, and things may change. But, one thing that when you’re inside the Company, and maybe Satya’s been with us a short period of time, I’ll let him comment on it, the execution engine of Lam is very strong. We manage deliverables, commitments, so that we always achieve them. Now, can I guarantee every single time we will? You can never make that guarantee. But, the execution capability of the Company is really, really strong, in terms of part of the culture. And so, when we make a commitment, that’s a real commitment and people are held accountable to it, people are compensated on it, and it results in pretty good performance.

I don’t know, you’ve seen this —?

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Satya Kumar - Lam Research - VP, IR

Yes, I mean, one of the values of Lam that I quickly learned after joining was this 20-mile march. The Company is very process- and procedure-oriented. The goals and objectives for each of the organizations and individuals is clearly mapped out, and it’s about taking little steps that are consistently executed at all points in time, so you’re always progressing towards your goal.

Doug Bettinger - Lam Research - EVP, CFO

Yes, the 20-mile march, great reference, is something we use internally which is — the original 20-mile march was the race to the pole, right? And there were two teams trying to get to the pole at the first time. A team that — and I forget whether it was the British or Norwegians, I think it was actually the Brits, that would go — when the weather was good, they’d go as far as they could, they’d go 30, 40 miles. And I think it was the Norwegians, they would consistently do 20 miles every single day, no matter the weather, no matter what the conditions were. It was a consistent approach to delivering the result, and I think for those of you that know history, you know who won that march. It was, let’s do 20 miles every single day. It’s very much how we try to run the Company. Let’s not over-stretch, let’s make sure we don’t under-stretch, let’s grow the business in a way such that we know we’re going to be able to deliver on the commitment.

Stephen Chin - UBS - Analyst

Thanks for sharing on execution. Just a couple more questions on KLA, since that was a —

Doug Bettinger - Lam Research - EVP, CFO

Sure, I think we’ve got a question on the iPad, too.

Stephen Chin - UBS - Analyst

Oh yes, let’s go with that, Doug. So, question on China, maybe we could switch over to the China opportunity, that’s a big topic.

Doug Bettinger - Lam Research - EVP, CFO

Sure.

Stephen Chin - UBS - Analyst

The Chinese chip companies are making a big push in chip manufacturing. How much growth can you potentially see from some of the —

Doug Bettinger - Lam Research - EVP, CFO

From the other three big chip guys? (laughter)

Stephen Chin - UBS - Analyst

How much can China offset perhaps any weakness?

Doug Bettinger - Lam Research - EVP, CFO

You know, it’s interesting. I mean, I’m sure everybody in the room has seen the announcements coming out of China. They’re making a very large push to have more of semiconductor supply coming from within the borders of the country. Demand has always been there, and has been growing, but they’re working very hard on getting an indigenous or local manufacturing capability. And absolutely there is a ton of activity going on. At Lam, we are very in tune to this. We’re spending a lot of time making sure we’re in the right place with the right customers. We’ve always had a very strong presence in China with the companies in China, very nice share in China. That will continue.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

The other observation I have is you’re seeing pretty much all of the large multi-national companies that manufacture wafers, doing something in China. I won’t go through all of that. Those of you that follow the industry know who they are and where they are. But, that’s been a push for a while now, not anything new. And it’s clear that there’s ample cash in China for this. Tons of really smart, capable people there. The real question is, how will they get access to IP. It seems likely that they will develop partnerships and collaborations and use some of the capital to make that happen.

I often get asked, then, well, that must just be great upside for your business? And, my answer to that is always, well, be careful about that. There may be a little bit of upside, but we are largely agnostic to where wafers get manufactured. We sell to everybody in the industry. Wafers that are manufactured in China likely are wafers that aren’t manufactured somewhere else. So, it isn’t necessarily upside to our business, up from that regard. Now, to the extent that the supply equation can create a little bit of demand, that may happen on the margin, but at the end of the day I kind of think about, demand is demand. It doesn’t matter where it comes from. So, good question.

Stephen Chin - UBS - Analyst

Okay. Now, thanks, since we’re on the China topic, maybe we could take a step back and just recap your view on WFE spend in 2016? Because I think you gave a view on the earnings call, and then we have a lot of news on China. So, maybe just recap your view on 2016? Does that include China in your view? Is it perhaps upside to your view? I mean, just your thinking on WFE and China impact on WFE?

Doug Bettinger - Lam Research - EVP, CFO

Sure. You know, I’ll answer the last question first, which is, anything that’s going on in China is comprehended in our outlook for the industry and the business, obviously. Anything that’s happening there, we’ve been aware of for a while, and so you see headlines all the time, probably isn’t a new piece of information to those of us at Lam. At least, those of us that are following where the business is moving to.

So maybe, first, let me ground in what do we expect for this year? We’re getting close to the end of the year, obviously. We came into the year expecting the industry to spend $34 billion plus or minus $2 billion, and we now think it’s a little bit below $34 billion, but it has unfolded pretty consistent at least in terms of total dollars, with what we thought would happen this year. Now, the composition of that ended up being a little bit different, a little bit stronger in terms of memory spending this year, a little bit softer in terms of foundry spending, driven by re-use, primarily. But, for the most part, we ended up in about where we expected.

So, as we sit here today, with the caveat that this is predicated on a relatively stable macro environment and that we’re still doing bottoms-up analytics — we’ll give you more details as we get to the end of the current quarter — but today, when we look at next year, our view is that the industry spending is flat to maybe slightly down from where it is this year, again coming off the baseline that I just described. Within that I think we expect memory will be down, probably more driven by DRAM than anything else, Stephen. We think NAND will be up, primarily related to the investments in 3D NAND. I think that will be the vast majority of the NAND investment next year. Probably a little bit first-half weighted, with the understanding things are pretty fluid, things can move around.

Then, we think foundry is up next year, primarily characterized by a little bit of 28 nanometer investment. There’s always a little bit at the trailing edge, some capacity additions for 14, 16, and then the beginning of the 10 nanometer investment by the end of the year. That’s probably back-half weighted. And then, likewise with logic, similar kind of profile related to 10 nanometer.

Stephen Chin - UBS - Analyst

Okay, and just a quick follow-up, and that’s just if you think about the seasonality of wafer fab equipment spend, the last couple of years have seen a little bit more, slightly more in the second half. Is that kind of the way that Lam plans to run the business?

Doug Bettinger - Lam Research - EVP, CFO

You know, it’s — I’ve been in the industry for a while. In semiconductors, you see absolute seasonality, right? It ebbs and flows with the holiday selling season, the back-to-school selling season. So, that absolutely is a given for our customers. From an equipment standpoint, I don’t really think of it as seasonal. It’s more predicated on when big investments are occurring. You may get a new fab put up, or investments in a certain geography, or a new technology ramping. Certainly at the end of the day, our customers are doing that to support their customers, which that is seasonal as I just said. But, it can be a little bit lumpier on the equipment side.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Stephen Chin - UBS - Analyst

Okay.

Doug Bettinger - Lam Research - EVP, CFO

But your observation, I think, the last couple years, is right.

Stephen Chin - UBS - Analyst

Okay, thanks for sharing that. Looks like we’ve got another question.

Doug Bettinger - Lam Research - EVP, CFO

We’ve got another one. I love this technology.

Stephen Chin - UBS - Analyst

So, if I could paraphrase, by combining Lam and KLA, etchers, metrology, deposition, do you think you can increase the stickiness of sales to customers that might want to have different etch suppliers?

Doug Bettinger - Lam Research - EVP, CFO

So, the key thing I’ve shown, we’ve been getting this question a little bit, is, is this about unit process excellence and that, or is this about integration? And my answer is, it’s whatever the customer wants. At the end of the day, whatever our customers are asking and desiring us to do, is what we’re going to do. However, we see an opportunity from the combined capability of inspection and metrology, and etch and deposition, to do more together. That doesn’t necessarily mean integrated, although it might, but having an understanding, one, we believe benefits the other around things like multi-patterning as well as that 3D NAND structure, that we believe will be able to do some things together. May not mean integrated hardware, although maybe it will. And better able to solve some of our customers’ challenges as a combined company.

But again, at the end of the day, whatever the customers desire is absolutely what we’re going to strive to provide to them.

Stephen Chin - UBS - Analyst

Maybe we can just continue back onto the KLA combination. So, inspection is one of those areas that Lam has not participated in the past.

Doug Bettinger - Lam Research - EVP, CFO

We have not.

Stephen Chin - UBS - Analyst

One of the questions, I guess folks have been asking, is, the investment in actinic inspection. This is a product that sounds like customers might want, what’s kind of your initial view on investing and the development of this actinic inspection tool for customers?

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Doug Bettinger - Lam Research - EVP, CFO

Sure. No, that’s a good question. The first thing I would tell you is, we are still running two independent companies, so any decision on the inspection metrology side of the business is being managed and led by that leadership team, and likewise on the etch dep and clean side as being led by us, until we bring the companies together. Decisions like the one you’re describing is going to continue to be made in the same way that it has been. Anecdotally, though, I think as we’ve had discussions with customers this topic really hasn’t come up at this point. Doesn’t mean that it may not at some point in the future, but right now, no plans to do anything besides run two independent companies until the deal closes.

Stephen Chin - UBS - Analyst

Okay. You know, historically maybe a question on market share, another popular question we get asked. Lam has done a pretty solid job increasing market share in etch, increasing market share in deposition. Some might ask the question, while you’re looking to integrate Lam and KLA, there’s a — there are competitors who are trying to take advantage of that situation, trying to integrate. You did a very good job during the Lam-Novellus acquisition and integration. Anything that you can do to continue to protect this strong market share you’ve got in etch and deposition?

Doug Bettinger - Lam Research - EVP, CFO

I mean, we feel great about the trajectory that we are on. We feel great about the trajectory that KLA Tencor is on. They’ve got a brand new inspection tool coming out, their Gen 5 tool, that seems to have great momentum behind it. I mean, the key for us right now is to stay focused on the business at hand, and we absolutely will do that. We have a playbook and a way to run an integration that has been battle-tested, so to speak, with Lam and Novellus. I think that integration was very successful. Nothing ever works perfectly, but I think that integration activity went as well as it possibly could have, and I’ve got a big binder sitting up on my shelf as do all the executives at Lam, and we’re all pulling that binder down, we’re opening it up to page one, and we’re going back through what worked, what didn’t work. As we got to the end of that integration, we did a pretty detailed post-mortem, so we understand even though the integration went really, really well, there were some things we could have done better. So, we’re going to learn from that. And that’s really how we’re going to manage the process going forward.

In terms of focus, because sometimes when you’re going through an activity like this, people can get concerned about, are you going to lose focus? My answer to that is, well, no. First, we talked about the integration — or not the integration, the execution engine of the company. That is going to continue to run the same way that it has been running. And then, from a product standpoint, we’re still going to have two independent product groups, so to speak, right? You’re going to have the etch, dep and clean side, you’re going to have inspection, metrology on the KLA side, and quite honestly those guys are just heads down, executing. While they have to understand what’s going on with the deal, we’re going to leave most of those organizations largely untouched. And so, from a focus standpoint, I feel pretty good about our ability to maintain focus, which is really, really important when you’ve got the inflection opportunity that we’ve been talking about.

Stephen Chin - UBS - Analyst

Okay, why don’t we see if there’s any questions from the audience, or we’ll see —

Doug Bettinger - Lam Research - EVP, CFO

Oh, there’s one more.

Stephen Chin - UBS - Analyst

Actually we have another question.

Doug Bettinger - Lam Research - EVP, CFO

I love this iPad.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Stephen Chin - UBS - Analyst

So, the question is, where do you see your company in five years, and what risks does EUV pose?

Doug Bettinger - Lam Research - EVP, CFO

Okay, great question. So, five years from now, we will have flawlessly executed a fantastic integration program, and have combined KLA Tencor together with Lam Research. That’s how I view that. And executing on a financial model that I described, and we announced a deal on the 21st of last month, such that we’re talking about a $10 billion company. So, that’s that part.

As it pertains to EUV, we get this question frequently, which is, well, if EUV comes, isn’t that going to be really bad for your multi-patterning opportunities? Is this going to flip a switch? And, the answer to that question is, absolutely not. Multi-patterning is here to stay. I think we had a pretty illustrative slide at our investor event back in July, which showed as EUV gets adopted at several layers, call it at 7 nanometer, what happens to our business? And the answer is, our growth slows a little bit but the opportunity still grows due to multi-patterning.

On top of that, when I think about bringing KLA Tencor together with Lam Research, our ability to make multi-patterning better and easier and more efficient is a key value proposition of what we’re doing here. And so, I actually view part of the reason why we’re doing this deal, as making some of the challenges around multi-patterning that much easier as we walk down process nodes.

Stephen Chin - UBS - Analyst

Maybe just to clarify that, so on the Moore’s Law, there’s a lot of discussion about Moore’s Law slowing down. There’s some concerns that maybe customers will invest at a little slower pace, and since Moore’s Law has extended the cadence a little bit. So, it sounds like you’re saying your view on multiple patterning, though, is still critical and there’s still a significant amount of multiple patterning that’s needed, of say, in future nodes that five years from now at 7 nanometer, 5 nanometer. Is that kind of your view, here?

Doug Bettinger - Lam Research - EVP, CFO

Yes, absolutely. And as you walk down the process node, multi-patterning gets to be a bigger and bigger, and more substantial, part of the process flow. And again, part of the rationale for why bring the two companies together and when I describe a revenue synergy opportunity, part of it has to do with us making multiple patterning that much more efficient. I want to go to Satya, if you want to add any color related to this? You’ve been doing a lot of research and studying this.

Satya Kumar - Lam Research - VP, IR

Yes, one thing that I would add to what Doug just mentioned, Stephen, is from our standpoint what we shared at the analyst day was that we are confident about our SAM growing at the 7 nanometer node, with EUV. I think one of the things that I found after joining Lam, that perhaps people in the investment community are underestimating a little bit, is just the complexity. The complexity is growing really rapidly at 7 nanometer, and if we are able to improve multiple patterning the way we’re envisioning with KLA, and if EUV also were to happen, you’re going to get some pretty compelling economics for our customers at the 7 nanometer and 5 nanometer.

Ultimately, that is what we are focused on, enabling our customers’ success, and what applications that could drive down the road, how the changes are additive, and what the size of the pie might be, are all interesting discussions to think about.

Stephen Chin - UBS - Analyst

Yes, thanks for sharing the multiple patterning. Maybe we’ll take another question, Doug, let’s see what we —

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Doug Bettinger - Lam Research - EVP, CFO

Sure, if we have one?

Stephen Chin - UBS - Analyst

Let’s see what we have.

Doug Bettinger - Lam Research - EVP, CFO

Look at that. This was (inaudible - multiple speakers).

Stephen Chin - UBS - Analyst

Okay. What do you expect semiconductor long term growth will be, and how much of this growth will be captured by semi-cap companies like Lam?

Doug Bettinger - Lam Research - EVP, CFO

I assume that question is the semiconductor industry. You know, when — when I look at the industry, it’s growing, I don’t know, mid-single-digits as a percent in terms of total revenue, which moves into IC unit growth in the middle to high single digits. And assuming, you know, a consistent macroeconomic backdrop, I think that continues. When we do kind of our multi-year snapshot, that’s the working assumption for what’s going on, there. And then I think the last part was, and how much is this captured by equipment companies — so, our view is, over the next several years, if things play out like I just described for our customers’ customers, that there will be a gradually increasing spend level for semiconductor capital equipment, more driven by capital intensity than anything else.

Stephen Chin - UBS - Analyst

Okay, well, we can see if there’s any other questions, or else I’ve got a couple more for you.

Doug Bettinger - Lam Research - EVP, CFO

Why don’t you try your next one and we can keep looking at the iPad. If you have any questions, send them in.

Stephen Chin - UBS - Analyst

So, we get a follow-up question on the — again, about the Lam/KLA combination. You’re funding the deal with a large amount of debt, and there’s — I think you provided us kind of a baseline to think about how much net interest could be assumed. Is there a concern that you have about the interest rate you’ll need to pay on this debt, six to nine months from now? If maybe this deal is set to close, middle of next year, is there a way to think about —?

Doug Bettinger - Lam Research - EVP, CFO

Yes, I mean, I’ll describe — I always said, a conceptual level, how we’re thinking about what tranches of debt are what. So, as part of this, there will be a reasonably-sized term loan, part of it with a three-year maturity, part of it with a five-year maturity. So, we will level it out. Why I like a term loan is, you can pre-pay it when you want to. So, that’ll be a key part of the structure.

We then have sat down and looked at, well, what do we think cash flow looks like from the combined company? How much domestic cash is available to put into the deal, and how much debt do you then end up getting to raise, with the debt equity mix that we have in the deal. And then, in terms of laying out the tranching, what we’ve done — it was — we haven’t publicly disclosed this but we will describe it conceptually, is kind of lay out how much cash does the combined company generate over what period of time, and as a result, how much debt can you raise, and then retire, as things begin to mature. Right?

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

So, you’ll have some 3-, some 5-, likely some 7-, some 10-year, and maybe a little bit of 30, and as I think about kind of blended interest rate from all of that, it’s probably in the mid-3% range. So, you can do the math on all that in terms of the interest carry.

Stephen Chin - UBS - Analyst

Okay. So, I guess we’ll take a couple more questions from —

Doug Bettinger - Lam Research - EVP, CFO

If they’re coming in, let’s do that —

Stephen Chin - UBS - Analyst

- the audience, it looks like you’ve got a couple more. If I could paraphrase, why will the Lam/KLA deal be approved when Applied Materials/Tokyo Electron didn’t get approved? Maybe start with your thoughts on why you think this whole (inaudible - multiple speakers) —?

Doug Bettinger - Lam Research - EVP, CFO

I mean, the key thing when you look at this deal, is to understand there is zero product overlap. KLA does inspection and metrology. We do etch, deposition and clean. The hurdle you need to get over most typically is, do you have product overlap, and we don’t have any, one. Two, I think we will have the support from customers. I say that based on dialogue that we’ve had, so, you know, that makes us feel better about that piece.

In terms of scale and scope, we’ll be a big company but we still won’t be the biggest, necessarily. So, when we look at all this, and think about all this, that’s what gives us confidence that the deal gets approved, and, our expectation that by the middle part of next year, it will be approved.

Stephen Chin - UBS - Analyst

Okay. Just a follow-up question to that one was, why do you think the Chinese will let the semi-cap customers consolidate if China’s going to become a big customer?

Doug Bettinger - Lam Research - EVP, CFO

Well, I think that question, I’d answer broader than just China, which is, why would customers think this deal was okay, right? And the answer to that question is, because we’ll be able to solve some of the challenging problems that customers are having in terms of process flow and architectures. Right? And I think that’s something at the end of the day, as long as you’re adding value to customers, that’s a spot you want to be in. And, there’s nothing unique about what’s going on China relative to North America customers or Korea customers, or Taiwanese customers. The value proposition is the same.

Stephen Chin - UBS - Analyst

Okay. I guess we’ve got a couple more, Doug. On 3D NAND, so the technology question, as you add more layers of 3D NAND, is there a point where the number of layers becomes problematic for etching?

Doug Bettinger - Lam Research - EVP, CFO

Yes, there probably is a physical limit. I have no idea where it is, Satya, do you have any comments?

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Satya Kumar - Lam Research - VP, IR

Only (inaudible) the visibility that we see on what our 3D NAND can improve is probably the strongest, and longest among their various device categories, and I think with KLA we feel pretty confident that we can enable a lot of these inflections, for well into the future.

Doug Bettinger - Lam Research - EVP, CFO

Yes, and when we look at - at least the runway in front of the transition from planar to 3D NAND, you know, there’s a long runway. Maybe as much as a decade. You will see planar to 3D, you’ll see the new 3D wafers added, and then increasingly what you’ll see is conversion of 3D to 3D, generation 2 to generation 3, generation 3 to generation 4, which simplistically stated is characterized by a taller stack.

The more material you need to etch down through, the longer it takes. It’s not that there’s necessarily a physical limitation, it’s just, it requires more equipment as the layer count grows.

Stephen Chin - UBS - Analyst

Okay. Want to take some more?

Doug Bettinger - Lam Research - EVP, CFO

Keep — keep going, we’ve got time, right?

Stephen Chin - UBS - Analyst

Okay. It’s like, a product question on atomic layer deposition.

Doug Bettinger - Lam Research - EVP, CFO

ALD.

Stephen Chin - UBS - Analyst

ALD, yes.

Doug Bettinger - Lam Research - EVP, CFO

Talk about ALD share on the — yes, I mean, we’re very pleased with the progress we’ve made in ALD. If you go back a couple years ago, we really didn’t have an ALD tool in the marketplace. If you fast forward today, when we look at our addressable market, we’re nominally 20% of our addressable market we’ve got a position, and it’s at multiple customers and multiple factories. Very pleased with our progress in ALD Oxide, which is used in spacer based multi-patterning. Great trajectory there, so, feeling really good about the momentum in this part of the business.

Stephen Chin - UBS - Analyst

Okay. I think we have time for one more question. We’ll take it from the iPad.

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NOVEMBER 16, 2015 / 09:15PM GMT, LRCX - Lam Research Corp at UBS Global Technology Conference

Doug Bettinger - Lam Research - EVP, CFO

If we have one.

Stephen Chin - UBS - Analyst

The last question, what do you think the long-term free cash flow generation, the combined Lam/KLA entity should be?

Doug Bettinger - Lam Research - EVP, CFO

So, when I think about our financial model, I describe operating cash flow anyway, an objective that operating cash flow be consistent with operating income. Now, it won’t be every single quarter, but you get timing of inventory build and depletion, receivables, so forth. So, when I describe a financial model of $10 billion and 27% operating income, there’s the math on that. Operating cash flow should on average be roughly the same as operating income, so 27% of $10 billion, you can do the math on that. And then, free cash flow, you’ve got CapEx held out of that. We spend between 3% and 4% of revenue on CapEx, so you can do all the math on that. You see lots of free cash flow from the combined company. Very strong liquidity position from that regard. And why, when I look at a debt level kind of out of the chute of nominally $8.6 billion, the ability to service that debt, you know — there’s a lot of cash flow that we will be generating.

And that’s how I get comfortable that we won’t have challenges supporting that debt.

Stephen Chin - UBS - Analyst

Okay. Great, well, then thanks again, Doug, and Satya, for joining us today. We appreciate your time.

Doug Bettinger - Lam Research - EVP, CFO

You bet. Thanks for having us, Stephen. Appreciate it. Thank you, guys.

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Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA-Tencor”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA-Tencor. Each of Lam and KLA-Tencor will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam’s executive officers and directors and KLA-Tencor’s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

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